UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

VNET Group, Inc.

(Name of Issuer)

Class A Ordinary Shares, Par Value US$0.00001 Per Share

(Title of Class of Securities)

G91458 102**

(CUSIP Number)

Mr. Sheng Chen
Guanjie Building, Southeast 1st Floor, 10# Jiuxianqiao East Road
Chaoyang District, Beijing 100016
People’s Republic of China
Phone: (+86) 10 8456-2121

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 12, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*This statement on Schedule 13D constitutes Amendment No.3 to the initial Schedule 13D (the “Original Schedule 13D”) filed on April 8, 2022 on behalf of each of Mr. Sheng Chen and GenTao Capital Limited, as amended by the Amendment No.1 filed on September 14, 2022 (the “Amendment No.1”) and Amendment No.2 filed on February 17, 2023 (the “Amendment No.2,” together with the Original Schedule 13D and the Amendment No.1, the “Original 13D Filings”) to the Original Schedule 13D, with respect to ordinary shares (“Ordinary Shares”), comprising Class A ordinary shares, par value of $0.00001 per share (“Class A Ordinary Shares”), Class B ordinary shares, par value of $0.00001 per share (“Class B Ordinary Shares”), and Class C ordinary shares, par value of $0.00001 per share (“Class C Ordinary Shares”) of VNET Group, Inc., a Cayman Islands company (“Issuer”).

**This CUSIP number applies to the Issuer’s American Depositary Shares (“ADSs”), each representing six Class A Ordinary Shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G91458 102	Page 2 of 8

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sheng Chen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

30,067,143(1)
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

30,067,143 (1)
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,067,143 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%(2) (representing 24.5% of the total outstanding voting power (3))
14.	TYPE OF REPORTING PERSON (see instructions)

IN

(1) Representing (i) one Class A Ordinary Share held by GenTao Capital Limited (“GenTao”), (ii) 19,670,117 Class B Ordinary Shares held by Fast Horse Technology Limited (“Fast Horse”), (iii) 8,087,875 Class B Ordinary Shares held by Sunrise Corporate Holding Ltd. (“Sunrise”), (iv) four Class A Ordinary Shares, 769,486 Class B Ordinary Shares and 60,000 Class C Ordinary Shares held by Personal Group Limited (“Personal Group”), and (iv) 1,479,660 Class A Ordinary Shares issuable upon vesting of Mr. Sheng Chen’s restricted share units within 60 days. Mr. Sheng Chen is the sole and direct shareholder of GenTao, Fast Horse, Sunrise and Personal Group and may be deemed to have beneficial ownership of the shares held by them.

(2) Calculation based on 892,193,706 outstanding Ordinary Shares as a single class, being the sum of (i) 859,932,323 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), (ii) 30,721,723 outstanding Class B Ordinary Shares, (iii) 60,000 outstanding Class C Ordinary Shares, and (iv) 1,479,660 Class A Ordinary Shares issuable upon vesting of Mr. Sheng Chen’s restricted share units within 60 days, assuming conversion of all Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Share. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.

(3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, and each Class C Ordinary Shares is entitled to one vote per share, except that the Issuer shall only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.

CUSIP No. G91458 102	Page 3 of 8

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GenTao Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

1(1)
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

1(1)
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%(2) (representing 0.0% of the total outstanding voting power (3))
14.	TYPE OF REPORTING PERSON (see instructions)

CO

(1) Representing one Class A Ordinary Share.

(2) Calculation based on 892,193,706 outstanding Ordinary Shares as a single class, being the sum of (i) 859,932,323 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), (ii) 30,721,723 outstanding Class B Ordinary Shares, (iii) 60,000 outstanding Class C Ordinary Shares, and (iv) 1,479,660 Class A Ordinary Shares issuable upon vesting of Mr. Sheng Chen’s restricted share units within 60 days, assuming conversion of all Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Share. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.

(3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, and each Class C Ordinary Shares is entitled to one vote per share, except that the Issuer shall only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.

CUSIP No. G91458 102	Page 4 of 8

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fast Horse Technology Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

19,670,117 (1)
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

19,670,117 (1)
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,670,117 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%(2) (representing 16.8% of the total outstanding voting power (3))
14.	TYPE OF REPORTING PERSON (see instructions)

CO

(1) Representing 19,670,117 Class B Ordinary Shares.

(2) Calculation based on 892,193,706 outstanding Ordinary Shares as a single class, being the sum of (i) 859,932,323 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), (ii) 30,721,723 outstanding Class B Ordinary Shares, (iii) 60,000 outstanding Class C Ordinary Shares, and (iv) 1,479,660 Class A Ordinary Shares issuable upon vesting of Mr. Sheng Chen’s restricted share units within 60 days, assuming conversion of all Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Share. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.

(3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, and each Class C Ordinary Shares is entitled to one vote per share, except that the Issuer shall only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.

CUSIP No. G91458 102	Page 5 of 8

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sunrise Corporate Holding Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

8,087,875(1)
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

8,087,875(1)
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,087,875(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9%(2) (representing 6.9% of the total outstanding voting power (3))
14.	TYPE OF REPORTING PERSON (see instructions)

CO

(1) Representing 8,087,875 Class B Ordinary Shares.

(2) Calculation based on 892,193,706 outstanding Ordinary Shares as a single class, being the sum of (i) 859,932,323 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), (ii) 30,721,723 outstanding Class B Ordinary Shares, (iii) 60,000 outstanding Class C Ordinary Shares, and (iv) 1,479,660 Class A Ordinary Shares issuable upon vesting of Mr. Sheng Chen’s restricted share units within 60 days, assuming conversion of all Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Share. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.

(3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, and each Class C Ordinary Shares is entitled to one vote per share, except that the Issuer shall only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.

CUSIP No. G91458 102	Page 6 of 8

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Personal Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

829,490(1)
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

829,490(1)
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

829,490(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%(2) (representing 0.7% of the total outstanding voting power (3))
14.	TYPE OF REPORTING PERSON (see instructions)

CO

(1) Representing four Class A Ordinary Shares, 769,486 Class B Ordinary Shares, and 60,000 Class C Ordinary Shares.

(2) Calculation based on 892,193,706 outstanding Ordinary Shares as a single class, being the sum of (i) 859,932,323 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), (ii) 30,721,723 outstanding Class B Ordinary Shares, (iii) 60,000 outstanding Class C Ordinary Shares, and (iv) 1,479,660 Class A Ordinary Shares issuable upon vesting of Mr. Sheng Chen’s restricted share units within 60 days, assuming conversion of all Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Share. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.

(3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, and each Class C Ordinary Shares is entitled to one vote per share, except that the Issuer shall only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.

CUSIP No. G91458 102	Page 7 of 8

Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this “Amendment No. 3”) amends and supplements the Original 13D Filings. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Original 13D Filings. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Original 13D Filings.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is supplemented by adding the following:

Second Standstill Agreement

On July 12, 2023, the Corporate Guarantors, the Personal Guarantor, and the Lender entered into a second standstill agreement (the “Second Standstill Agreement”). Pursuant to the Second Standstill Agreement, the Lender agreed that, subject to certain conditions thereof, including among others the receipt by the Lender of certain outstanding amount due under the Facility Agreement, (a) it shall refrain from taking certain actions under the Facility Documentation until 5:00 p.m. (Hong Kong time) on October 31, 2023; and (b) all outstanding obligations or liabilities under the Facility Documentation shall be fully discharged and released if an agreed final discharge amount can be paid to the Lender by October 31, 2023. Pursuant to the Second Standstill Agreement, if the agreed final discharge amount has not been paid in full by that time, then prior to the earlier of (i) expiry of a period of 38 weeks after October 31, 2023 and (ii) August 19, 2024, the Borrower shall have the right of first offer to purchase any collateral Ordinary Shares or ADSs that the Lender decides to sell or otherwise dispose of pursuant to the Facility Documentation. The description of the Second Standstill Agreement contained herein is qualified in its entirety by reference to Exhibit 99.16, which is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is supplemented by adding the following:

Exhibit No.	Description
99.16	The Second Standstill Agreement dated July 12, 2023 by and among GenTao, Beacon, Fast Horse, Sunrise, Mr. Sheng Chen and the Lender

CUSIP No. G91458 102	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2023

Sheng Chen	By	/s/ Sheng Chen
Sheng Chen

GenTao Capital Limited	By	/s/ Sheng Chen
Name: Sheng Chen
Title: Director

Fast Horse Technology Limited	By	/s/ Sheng Chen
Name: Sheng Chen
Title: Director

Sunrise Corporate Holding Ltd.	By	/s/ Sheng Chen
Name: Sheng Chen
Title: Director

Personal Group Limited	By	/s/ Sheng Chen
Name: Sheng Chen
Title: Director